Exhibit 21.1
EMPLOYERS HOLDINGS, INC.
SUBSIDIARIES AS OF DECEMBER 31, 2019

Name	Jurisdiction of Organization
Employers Group, Inc.	Nevada
Employers Insurance Company of Nevada	Nevada
Elite Insurance Services, Inc.	Nevada
Employers Compensation Insurance Company	California
Employers Preferred Insurance Company	Florida
Employers Assurance Company	Florida
EIG Services, Inc.	Florida
Cerity Group, Inc.	Nevada
Cerity Services, Inc.	Nevada
Cerity Insurance Company	New York